SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 04th June, 2003, for the month of May 2003

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EX DIVIDEND NOK 0.45 TODAY
ANNUAL GENERAL MEETING
NEW MEMBERS OF THE BOARD
SIGNATURES

Date	Ticker	Press release

09.05.2003 08:47:54	TEL	EX DIVIDEND NOK 0.45 TODAY
The shares in Telenor ASA will be traded ex dividend NOK 0.45 as from today.

08.05.2003 15:09:09	TEL	ANNUAL GENERAL MEETING
Telenor ASA’s Annual General Meeting has today approved the annual report and accounts of Telenor ASA and the Group for 2002, and the Board of Directors’ proposed dividend of NOK 0.45 per share. The dividend will be paid out on May 23, 2003 to shareholders registered as holding shares on the date of the Annual General Meeting. As of May 9, 2003, shares in Telenor will be traded exclusive of dividend.

06.05.2003 21:27:14	TEL	NEW MEMBERS OF THE BOARD
The Corporate Assembly of Telenor has elected two new members to the Board of Telenor ASA. They are Ms. Liselott Kilaas and Mr. John Giverholt. Attachment on www.newsweb.no.

EX DIVIDEND NOK 0.45 TODAY

The shares in Telenor ASA will be traded ex dividend NOK 0.45 as from today.

ANNUAL GENERAL MEETING

Telenor ASA’s Annual General Meeting has today approved the annual report and accounts of Telenor ASA and the Group for 2002, and the Board of Directors’ proposed dividend of NOK 0.45 per share. The dividend will be paid out on May 23, 2003 to shareholders registered as holding shares on the date of the Annual General Meeting. As of May 9, 2003, shares in Telenor will be traded exclusive of dividend.

The Annual General Meeting has also, in line with the proposal of the nominating committee, elected the following members and deputies to the Corporate Assembly of Telenor ASA:

1.	Mona Røkke, Tønsberg

2.	Bjørg Simonsen, Rana

3.	Jan-Erik Korssjøen, Kongsberg

4.	Randi Braathe, Rygge

5.	Jostein Devold, Kristiansand

6.	Rune Selmar, Oppegård

7.	Hans Olav Karde, Tromsø

8.	Nils-Edvard Olsen, Kirkenes

9.	Signe Marie Jore Ritterberg, Oslo

10.	Jørgen Ole Haslestad, Erlangen (Germany)

11.	Inger-Grethe Solstad, Stavanger, first deputy

12.	Stener Lium, Ranheim, second deputy

13.	Siri Pettersen Strandenes, Bergen, third deputy

The Annual General Meeting has also re-elected Reier Søberg and Erik Must as two of the four members of Telenor’s nominating committee.

The Annual General Meeting has, for a period lasting up to July 1, 2004, renewed the Board’s authorisation to extend the share capital by up to 10 per cent of outstanding shares. The Board’s authorisation to acquire up to 5 per cent of own shares has also been renewed for the same period.

NEW MEMBERS OF THE BOARD

The Corporate Assembly of Telenor has elected two new members to the Board of Telenor ASA. They are Ms. Liselott Kilaas and Mr. John Giverholt.

Attachment on www.newsweb.no.

Liselott Kilaas (44) has a M.Sc. from the University of Oslo and an MBA from International Institute for Management Development (IMD) in Lausanne and today heads the Business area Communication and Security Systems of Zenitel in Norway. She has previously held leading positions in the oil industry, PA Consulting Group and Stento AS. John Giverholt (51) has a B.Sc. from the University of Manchester, England and is a state authorized public accountant in Norway. He is presently Chief Financial Officer of Ferd AS and has previously held leading positions in Arthur Andersen, Actinor, Norsk Hydro, DnB and Orkla.

Ms. Bjørg Ven becomes new deputy chairman as Ms. Åshild Bendiktsen leaves the Board.

The Board of Telenor ASA will then consist of:

Thorleif Enger, Chairman
Bjørg Ven, Deputy Chairman
Hanne de Mora
Jørgen Lindegaard
Einar Førde
John Giverholt
Liselott Kilaas
Per Gunnar Salomonsen (employee representative)
Irma Ruth Tystad (employee representative)
Harald Stavn (employee representative)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/ Torstein Moland

Name: Torstein Moland Title: CFO

Date: 4th June, 2003